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December 20, 2007

Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

Re: Track Data Corporation
       File No. 000-24634
       Form 10-K for the year ended December 31, 2006
       Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Dear Ms. van Doorn:

We have received your comments on the above referenced filings in a later dated December 19, 2007.

The Company’s response is as follows:

Form 10-K
Item 9A. Controls and Procedures, page II-35

1.
Please revise the disclosure to state whether there were changes in your internal control over financial reporting that occurred during the most recently completed fiscal quarter (your fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response.
With respect to Item 9A. Controls and Procedures, the Company will revise its disclosure to add the following disclosure should there be no significant changes in internal control, "There were no significant changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

Certification, Exhibit 31

2.
Please refer also to the Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.  We noted that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certification must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and that you will revise your certification in future filings to exclude the title of the certifying individual from the opening sentence.

95 ROCKWELL PLACE, BROOKLYN, NY 11217 TEL: 718.522.7373 FAX: 718.260.4375

Response.
With respect to Certification, Exhibit 31, we confirm that the officer signed the certification in a personal capacity and will revise the certification in future filings to exclude the title of such individual from the opening sentence of the certification.

3.	We note that your certification was not filed in the exact form as outlined in Item 601(B)(31)(i) of the Regulation S-K. We noted the following discrepancy:
-	Replacing the phrase “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “most recent first fiscal quarter” in paragraph 4(c).
  Please revise your certification to follow the exact form as outline in Item 601(B)(31)(i) of Regulation S-K.

Response.	In future filings the Company will provide the certification in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Further, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Martin Kaye

Martin Kaye
Chief Financial Officer